Cyruli Shanks & Zizmor, LLP
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March 7, 2007

Joshua Ravitz, Esq.
U. S. Securities and Exchange Commission
Division of Corporate Finance
Washington, DC 20549

Re:	Northeast Auto Acceptance Corp. (the "Company")
Registration Statement on Form 10
File No. 000-51997

Dear Mr. Ravitz:

Enclosed please find the above-referenced Amendment No. 4 to the Form 10 filed by the Company which contains revisions in accordance with your February 20, 2007 comment letter. This letter summarizes our responses thereto and shown below are specific responses to the numbered paragraphs contained in your comment letter (with such responses numbered to reflect the paragraph it is responsive to). The page numbers shown below refer to the pages on the EDGAR filing of Amendment No. 4.

1. In response to comment number 1, we apologize for the issues with the marked copy, which were mechanical in nature. We have further reviewed amendment No. 2 and have not found any additional discrepancies in the black-lined copy. In addition, we have applied greater diligence in making sure that Amendment No. 4 was properly marked by our EDGAR service bureau.

2.  In response to Comment 2, please be advised that the Selected Financial Data has been revised to be consistent with the revised financial statement.

3. In response to Comment 3, please be advised that the entire Management’s Discussion and Analysis section has been revised to present the information on a consistent basis with the financial statements. The specific changes have been marked as revised.

4.  In response to Comment 4, please note that the Company’s auditor’s have revised their report in accordance with the Comment. Specifically, the audit report has been dated June 2, 2006 to reflect the last day of field work. The disclosure for the accrued expenses is not necessary as it was not subsequent to June 2, 2006. The financial statements for the years ended December 31, 2005 and December 31, 2004 have been marked as restated. Additionally, the restatement adjustments are reflected in Note 18 and a paragraph disclosing the restatement has been added to the auditor’s report. The audit report has been dual dated for Footnote 18.

5.  In response to Comment 5, please note that the Consolidated Statement of Changes in Stockholder’s Equity has been revised to reflect that the 17,200,000 shares of common stock were outstanding at the earliest period presented, as well as revised to correctly reflect the other items raised in the Comment.

6. In response to Comment 6, please note the following. On January 14, 2004, the Company, then known as Catadyne Corp,. issued 200,000 shares of common stock to Northeast Auto Acceptance Corp. (the New York corporation) prior to the consummation of the reverse acquisition. These shares were issued in the name of Northeast Auto Acceptance Corp. and are still outstanding. Upon the completion of the reverse acquisition, and when viewed on a consolidated basis, these 200,000 shares have been deemed to be treasury stock. Note 7 has been changed to reflect this and an additional Treasury Stock section has been added to Note 8.

7. In response to Comment 7, please note that Note 6 has been revised in accordance with the Comment.

8. In response to Comment 8, please note that Note 8 has been revised to disclose how the value of the stock issuances were determined.

Sincerely, /s/ Paul Goodman Paul Goodman